Note 1 - The balance includes: 1,453,224 shares held directly and: (A) 890,904 shares of Common Stock which are receivable upon conversion of 890,904 shares of Class A Stock, par value $.01 per share, owned by Richard Robinson and (B) 149,094 shares of Common Stock owned by the Richard Robinson and Helen Benham Charitable Fund as to which Mr. Robinson disclaims beneficial ownership. Also includes shares owned by (C) the Trust under the Will of Maurice R. Robinson
(the "Maurice R. Robinson Trust"), as follows: 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value
$.01 per share, and (D) the Trust under the Will of Florence L. Robinson
(the "Florence L. Robinson Trust"), as follows:
(i) 350,000 shares of Common Stock and (ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. Richard Robinson is one of four trustees of the Maurice R. Robinson Trust, and one of two trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class
A Stock owned by the two trusts, respectively.
The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis.
Also includes (E) 7,594 shares of Common Stock for which Mr. Robinson is custodian under a separate custodial account for one of his sons,
(F) 20,959 shares of Common Stock with respect to which Mr. Robinson had voting rights at May 31, 2003 under the Scholastic 401(k)
Savings and Retirement Plan, and (G) 4,212 shares owned directly by his minor children.
Does not include 259,386 shares of Common Stock, held directly by Helen Benham, the wife of Richard Robinson and 1,403 shares with respect to which she had voting rights as of May 31, 2003 under the 401(k) plan.